

March 24, 2011

Steven J. Heyer
Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, OR 97501

> **Re:** **Harry & David Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 26, 2010**
> **Filed September 16, 2010**
> **File No. 333-127173**

Dear Mr. Heyer:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief